Room 4561

November 6, 2006

Mr. Darwin Hu
Chief Executive Officer
Sysview Technology, Inc.
1772 Technology Drive
San Jose, California 95110

Re: **Sysview Technology, Inc.**
        Registration Statement on Form SB-2 filed October 11, 2006
        File No. 333-137950

        Form 8-K filed July 28, 2006
        File No. 0-27773

Dear Mr. Hu:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 23

1.   Footnote 5 on page 25 seems to indicate that Starboard Capital will offer 46,625 shares of common stock that are currently outstanding. In your response letter, tell us how those shares were acquired by Starboard Capital. Unless those shares were acquired as transaction-based compensation for investment banking services, Starboard Capital

should be named as an underwriter of those securities. For example, if Starboard Capital invested in the private offering, it should be named as an underwriter with respect to shares it acquired as an investor. Additionally, reconcile the inconsistency between the fee table, which refers to 1.825 million shares, and the sum of the shares listed in the fourth column of the table on page 25.

2.   Please disclose whether Whalehaven Capital Fund, Gregory Wong or Wesley Wong is an affiliate of a registered broker-dealer. If any of those selling stockholders are affiliates of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Business, page 14

3.   On page 14 you state that you are the current leading manufacturer of USB -powered imaging devices. In your response letter, provide detailed support for this claim. Also, where this claim is made, provide a concise explanation of the basis upon which the company reached this conclusion.

Plan of Distribution, page 27

4.   Please provide us with a reasonably detailed description of the steps that have been taken by each of the selling shareholders to insure compliance with Regulation M. Please see Rule 461(b)(7) under the Securities Act.

Description of Securities, page 34

5.   Expand the prospectus to provide a meaningful explanation of the term "full ratchet basis." In this respect, adjustments to the exercise price to equal to the lowest price at which shares are sold do not appear to be "similar transactions" within the meaning of Rule 416. We note that such adjustments exceed anti-dilution adjustments. Please confirm your understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.

Form 8-K filed July 28, 2006

6.   On July 24, 2006, you amended your consolidated financial statements for the year ended December 31, 2005 and for the quarters ended March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005. Please advise us how you will consider the amendments to the financial statements and the circumstances under which those amendments occurred in evaluating the effectiveness of your disclosure controls and

procedures at September 30, 2006, and in preparing disclosure concerning any changes in your internal control over financial reporting for the period ended September 30, 2006. See Items 307 and 308(c) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Jody R. Samuels, Esq.
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Square, 26th Floor
        New York, New York 10174
        Telephone: (212) 907-6686
        Facsimile: (212) 907-6687